UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of

ENTERGY MISSISSIPPI, INC.

File No. 70-10157

(Public Utility Holding Company Act of 1935)

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X : : : : : : : : : X	CERTIFICATE PURSUANT TO RULE 24

This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration on Form U-1, as amended, in the above file (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003 (Release No. 35-27787).

On April 22, 2004, the Company issued and sold, by negotiated public offering, severally to the underwriters set forth in Schedule I attached to the Underwriting Agreement dated April 19, 2004 (the "Underwriting Agreement"), among BNY Capital Markets, Inc. and McDonald Investments Inc., as representatives of the several underwriters named therein, and the Company, an aggregate of $80,000,000 principal amount of the Company's First Mortgage Bonds, 4.65% Series due May 1, 2011 (the "Bonds"), issued pursuant to the Twenty-third Supplemental Indenture dated as of April 1, 2004 (the "Twenty-third Supplemental Indenture"), between the Company and The Bank of New York and Stephen J. Giurlando, as Trustees, under the Company's Mortgage and Deed of Trust, as supplemented, which Twenty-third Supplemental Indenture established the terms of the Bonds.

Attached hereto and incorporated by reference are:

Exhibit A-3(b) - Conformed copy of the Twenty-third Supplemental Indenture, including form of the Bonds.

Exhibit B-1(b) - Conformed copy of the Underwriting Agreement.

Exhibit C-1 - Copy of the Prospectus used in connection with the sale of the Bonds (previously filed in Registration No. 333-110675 and incorporated herein by reference).

Exhibit F-1(b) - Post-effective opinion of Wise Carter Child & Caraway, Professional Association, counsel for the Company.

Exhibit F-2(b) - Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 29th day of April, 2004.

ENTERGY MISSISSIPPI, INC.
By:	/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer